[Letterhead of Las Vegas Sands Corp.]

December 10, 2007

VIA EDGAR AND FACSIMILE

Jennifer Gowetski

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4561

Washington, D.C. 20549

Re:	Las Vegas Sands Corp. Definitive Proxy Statement
on Schedule 14A, filed April 30, 2007; File No. 001-32373

Dear Ms. Gowetski:

I am writing in response to the Staff’s letter to Sheldon G. Adelson, the Chairman of the Board and Chief Executive Officer of Las Vegas Sands Corp. (the “Company”), dated November 30, 2007 (the “Comment Letter”) regarding the above-referenced Definitive Proxy Statement on Schedule 14A.

As we discussed, the Company will respond to the Staff’s comment contained in the Comment Letter by December 28, 2007.

If you need additional information, please contact the undersigned at (702) 733-5322.

Sincerely,

/s/ Gayle M. Hyman
Gayle M. Hyman
Assistant General Counsel

cc:	Sheldon G. Adelson

Chairman and Chief Executive Officer

Charles D. Forman

Chairman, Compensation Committee

Robert P. Rozek

Senior Vice President and Chief Financial Officer